PROMISSORY NOTE

Date of Note: [1] _____

Principal Amount of Note: <mark>[INVESTMENT AMOUNT]</mark> _____

City and State of Lender: _____

For value received Lizzy and Hae, LLC, a ("***Borrower***"), hereby promises to pay to the order of <mark>[INVESTOR NAME]</mark> ("***Lender***"), in lawful money of the United States of America and in immediately available funds, the principal amount set forth above (the "***Loan***") together with accrued and unpaid interest thereon, each due and payable on the dates and in the manner set forth below.

1. **Interest Rate.** The outstanding principal amount of the Loan shall accrue interest at a rate of <mark>7%</mark> per annum or the maximum rate permissible by law (which under the laws of the State of shall be deemed to be the laws relating to permissible rates of interest on commercial loans), whichever is less, non-compounding, calculated on the basis of a 365-day year and the actual number of days elapsed.

2. **Repayment Schedule.** Borrower promises to repay the outstanding principal amount of the Loan and any unpaid accrued interest according to the following schedule:

Borrower shall pay the outstanding principal amount of the Loan and all unpaid accrued interest through the date of each such payment on the dates and in the amounts listed below

Repayment Date	Principal Repayment Amount

; *provided, however*, that at any time the Company may defer up to <mark>1</mark> of such payments upon notice to Lender (each, a "***Permitted Deferral***")

; *provided, however*, that Borrower may prepay the outstanding principal amount of the Loan and any unpaid accrued interest at any time.

3. **Place of Payment.** All amounts payable hereunder shall be payable at the office of <mark>Wefunder, Inc., c/o Lender, [INVESTOR NAME]</mark>, unless another place of payment shall be specified in writing by Lender.

4. **Application of Payments.** Payment on this Promissory Note (this "***Note***") shall be applied first to accrued interest, and thereafter to the outstanding principal amount hereof.

5. **Default.** Each of the following events shall be an "***Event of Default***" hereunder:

(a) Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

(b) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any action in furtherance of any of the foregoing; or

(c) an involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

6. **Waiver.** Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses.

The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

7. **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of , excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

8. **Successors and Assigns**. The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof.

[Signature page follows]

BORROWER:

<mark>**LIZZY AND HAE, LLC**</mark>

By: Founder Signature

Name:

Title:

LENDER:

<mark>**[INVESTOR NAME]**</mark>

By: *Investor Signature*

Name: [INVESTOR NAME]

Title:

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1 To be equal to the date the crowdfunding campaign ends.